

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 11, 2007

via U.S. mail and facsimile

Mr. Grant C. Bennett
President and Treasurer
CPS Technologies Corporation
111 South Worcester Street
P.O. Box 338
Chartley, MA 02712-0338

   RE: **CPS Technologies Corporation**
     Form 10-K for the Fiscal Year ended December 30, 2006
     Filed March 30, 2007
     Form 10-Q for the Fiscal Quarter ended June 30, 2007
     Filed August 8, 2007
     File No. 000-16088

Dear Mr. Bennett:

   We have completed our review of these filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3355.

         Sincerely,

         Terence O'Brien
         Accounting Branch Chief